UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number: 001-42183

QMMM HOLDINGS LIMITED

(Registrant’s Name)

Unit 1301, Block C, Sea View Estate, 8 Watson Road Tin Hau, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Submission of Matters to a Vote of Security Holders.

On March 21, 2025, QMMM Holdings Limited (the “Company”) held the Company’s Annual General Meeting (the “AGM”) at 11:00 p.m. (Hong Kong time and date) at Unit 1301, Block C, Sea View Estate, 8 Watson Road Tin Hau, Hong Kong. On February 27, 2025 (the “Record Date”), the record date for the AGM, there were 17,206,342 of the Company’s Ordinary Shares outstanding and entitled to vote at the AGM. 9,805,609 Ordinary Shares, which represented 56.99% of the votes of the outstanding Ordinary Shares in the Company, were represented in person or by proxy. Five items of business were acted upon by the Company’s shareholders at the AGM, each of which was approved by the shareholders.

(a)

Proposal One: by an ordinary resolution, to approve the re-appointment of five directors, Mr. Kwai Bun, Mr. Leung Chun San, Mr. Chan Anthony Saikit, Ms. Cheung Yee Man Irving, and Mr. Hui Kui Hung each to serve a term expiring at the next annual meeting of shareholders or until their successors are duly elected and qualified, subject to earlier death, resignation, or removal;

(b)			Proposal Two: by an ordinary resolution, to ratify the appointment of WWC, P.C. as the Company’s independent registered public accounting firm for the fiscal year ending September 30, 2024;

(c)			Proposal Three: by ordinary resolutions, to approve:

(i)

the redesignation of the Company’s authorized share capital by taking the following steps, such that the authorized share capital of the Company shall be changed from US$50,000 divided into 500,000,000 shares of par value US$0.0001 each (the Ordinary Shares) to US$50,000 divided into 490,000,000 class A ordinary shares of par value US$0.0001 each (the Class A Ordinary Shares) and 10,000,000 class B ordinary shares of par value US$0.0001 each (the Class B Ordinary Shares) (the Share Redesignation):

(A)

redesignating all the authorized and issued and outstanding Ordinary Shares in the authorized share capital of the Company held by the existing shareholders of the Company as of the date hereof (except for the Ordinary Shares held by FORTUNE WINGS VENTURES LIMITED) into Class A Ordinary Shares, each conferring the holder thereof one (1) vote per Class A Ordinary Share at a general meeting of the Company or on any shareholders’ resolution and the other rights attached to it as set out in the second amended and restated memorandum and articles of association of the Company to be adopted by the shareholders of the Company at the annual general meeting on a one for one basis;

(B)

redesignating all the authorized and issued and outstanding Ordinary Shares in the authorized share capital of the Company held by FORTUNE WINGS VENTURES LIMITED into Class B Ordinary Shares, each conferring FORTUNE WINGS VENTURES LIMITED twenty (20) votes per Class B Ordinary Share at a general meeting of the Company or on any shareholders’ resolutions and the other rights attached to it as set out in the second amended and restated memorandum and articles of association of the Company to be adopted by the shareholders of the Company at the annual general meeting on a one for one basis; and

(C)

redesignating the remaining authorized but unissued 481,048,158 Ordinary Shares into Class A Ordinary Shares on a one for one basis, and redesignating the remaining authorized but unissued 1,745,500 Ordinary Shares into Class B Ordinary Shares on a one for one basis; and

	(ii)		the transfer agent and share registrar of the Company be authorized to update the shareholder list of the Company as may be necessary to reflect the Share Redesignation.

(d)		Proposal Four: subject to and conditional upon the approval for Proposal Three, by special resolutions, to approve:

(i)

the adoption of the second amended and restated memorandum and articles of association of the Company as the memorandum and articles of association of the Company, in substitution for and to the exclusion of the existing amended and restated memorandum and articles of association of the Company in its entirety with immediate effect; and

(ii)

the authorization of the registered office provider of the Company to make any necessary filing with the Registrar of Companies in the Cayman Islands in connection with the adoption of the second amended and restated memorandum and articles of association of the Company and the passing of these special resolutions.

(e)		Proposal Five: by ordinary resolutions, to approve:

(i)

the consolidation of every issued and unissued shares of the Company at a ratio within a range of five (5) shares into one (1) share to twenty (20) shares into one (1) share (the Share Consolidation), the exact ratio of which shall be determined by the further action at the discretion of the Board of Directors, to be effective on a date on or prior to 31 December 2025 as may be determined by the Board of Directors and announced by the Company (the Effective Date), so that a shareholder holding every five (5) to twenty (20) Class A Ordinary Shares of US$0.0001 par value each (the Pre-Consolidation Class A Ordinary Shares) will hold 1 new Class A Ordinary Share of par value ranging from US$0.0005 to US$0.002 each (the Post-Consolidation Class A Ordinary Shares), and a shareholder holding every five (5) to twenty (20) Class B Ordinary Shares of US$0.0001 par value each (the Pre-Consolidation Class B Ordinary Shares) will hold 1 new Class B Ordinary Share of par value ranging from US$0.0005 to US$0.002 each (the Post-Consolidation Class B Ordinary Shares), with such Post-Consolidation Class A Ordinary Shares having the same rights and being subject to the same restrictions as the Pre-Consolidation Class A Ordinary Shares and such Post-Consolidation Class B Ordinary Shares having the same rights and being subject to the same restrictions as the Pre-Consolidation Class B Ordinary Shares as set out in the Company’s second amended and restated memorandum and articles of association in effect at the time of Effective Date, and any fractional shares created as a result of the Share Consolidation would be rounded up to the nearest whole share; and

	(ii)	in respect of any and all fractional entitlements to the issued consolidated shares of the Company resulting from the Share Consolidation, the Board of Directors be authorised to settle as it considers expedient any difficulty which arises in relation to the Share Consolidation, including but without prejudice to the generality of the foregoing: rounding up fractions of shares issued to or registered in the name of such shareholders of the Company following or as a result of the Share Consolidation to the nearest whole share, and/or capitalizing all or any part of any amount for the time being standing to the credit of any reserve or fund of the Company (including its share premium account and profit and loss account) whether or not the same is available for distribution and applying such sum in paying up unissued shares to be issued to the shareholders of the Company to round up any fractions of shares issued to or registered in the name of such shareholders of the Company following or as a result of the Share Consolidation.

The voting results were as follows:

	For	Against	Abstain
Proposal One
- Re-Appointment of Mr. Kwai Bun	9,792,249	13,356	5
- Re-Appointment of Mr. Leung Chun San	9,797,558	8,051	0
- Re-Appointment of Mr. Chan Anthony Saikit	9,792,254	13,356	0
- Re-Appointment of Ms. Cheung Yee Man Irving	9,792,265	13,330	15
- Re-Appointment of Mr. Hui Kui Hung	9,792,254	13,356	0
Proposal Two	9,794,977	10,632	0
Proposal Three	9,802,627	2,393	589
Proposal Four	9,801,850	3,760	0
Proposal Five	9,797,225	7,796	589

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QMMM Holdings Limited

Date: March 25, 2025	By:	/s/ Bun Kwai
Bun Kwai
Chief Executive Officer